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SECUR 05036458 ION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC MAIL PROCESSING RECEIVED FEB 17 2005 WASH DC 202 SECTION

| SEC FILE NUMBER |
|---|
| 8-15962 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2004 (MM/DD/YY) AND ENDING DECEMBER 31, 2004 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ROBERT BRANDT & CO.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11111 SANTA MONICA BLVD., SUITE 1115
(No. and Street)

LOS ANGELES (City) CALIFORNIA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES E. GALLO (310) 444-9949
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NICODEMO, ANGELO T.
(Name – *if individual, state last, first, middle name*)

BERNARD KOTKIN & CO. LLP, 533 S. FREMONT AVE., #802, LOS ANGELES, CA 90071
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, JAMES E. GALLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ROBERT BRANDT & CO., as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROBIN PARRISH
Commission # 1518272
Notary Public - California
Los Angeles County
My Comm. Expires Oct 8, 2008

[Signature]
Signature

VICE PRESIDENT
Title

[Signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# ROBERT BRANDT & CO.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2004

BERNARD KOTKIN & COMPANY LLP
CERTIFIED PUBLIC ACCOUNTANTS

ANGELO T. NICODEMO, C.P.A.
SALVATORE J. PORTARO, C.P.A.
VINCENT P. ROGERS, C.P.A.

BERNARD KOTKIN, C.P.A. - FOUNDER

533 SOUTH FREMONT AVENUE, SUITE 802
LOS ANGELES, CALIFORNIA 90071
TELEPHONE (213) 892-9090
TELEFAX (213) 892-9099

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
THE CALIFORNIA SOCIETY
OF CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Robert Brandt & Co.
Los Angeles, California

We have audited the statement of financial condition of Robert Brandt & Co. as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly in all material respects the financial position of Robert Brandt & Co. as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Bernard Kotkin & Company LLP

Certified Public Accountants

Los Angeles, California
January 19, 2005

ROBERT BRANDT & CO.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

## Assets

| | |
|---|---|
| Current assets: | |
| Cash and cash equivalents | $ 1,337,443 |
| Receivable from clearing organization | 46,436 |
| Prepaid expenses | 3,121 |
| Total current assets | 1,387,000 |
| Office equipment and other assets, at cost, less accumulated depreciation of $116,898 | 6,731 |
| Total assets | $ 1,393,731 |

## Liabilities and stockholders' equity

| | |
|---|---|
| Current liabilities: | |
| Accounts payable | $ 8,000 |
| Accrued salaries | 559,915 |
| Accrued California franchise tax | 1,847 |
| Total current liabilities | 569,762 |
| Stockholders' equity: | |
| Common stock - | |
| Authorized 50,000 shares at $10 par value per share | |
| Issued and outstanding - 2,000 shares at stated value | 80,000 |
| Retained earnings | 743,969 |
| Total stockholders' equity | 823,969 |
| Total liabilities and stockholders' equity | $ 1,393,731 |

The accompanying notes are an integral part of the financial statements.

ROBERT BRANDT & CO.

Notes to Financial Statements

December 31, 2004

Note 1: Summary of significant accounting policies:

The Company is an institutional stock brokerage firm which commenced operations in 1970. The Company's clientele are major industrial corporations and financial institutions. The Company operates pursuant to the (K)(2)(ii) exemptive provision of SEC Rule 15c3-3, using National Financial Services LLC as their fully disclosed clearing agent.

Security transactions and the related commission revenue and expenses are reflected on a settlement date basis.

Cash equivalents consist of highly liquid money-market funds and bank deposits with maturities of less than three months when purchased.

Depreciation of equipment is provided on the straight-line and accelerated methods over the estimated useful lives of the property.

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and short-term investments. The Company places its cash and cash investments with high credit quality institutions and, at times, such amounts may be in excess of the FDIC insurance limits.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: Income taxes:

On January 1, 1988, the Company became an "S" Corporation. Accordingly, no provision for Federal income tax has been made in the accounts of the Company. Taxable income is passed directly to the Company's sole stockholder.

Note 3: Commitments:

The Company leases its office space under an operating lease expiring on August 31, 2006, at a current annual rent of $74,220. The Company has the option to terminate the lease at any time during the term with thirty days prior written notice and a cancellation fee equal to three months basic rent, at the rate that would have been in effect during the month immediately following the effective date of such termination.

Note 4: Net capital requirements:

The Company is subject to the net capital rules (Rule 15c3-1) of The Securities and Exchange Commission, which requires a minimum net capital of not less than $5,000, and the ratio of aggregate indebtedness, as defined, to net capital, as defined, shall not exceed 15 to 1. At December 31, 2004, the Company's net capital ratio was .73 to 1; its net capital was $778,610, and the required net capital was $37,984.

Note 5: S.E.C. Report:

A copy of the December 31, 2004 Annual Audit Report pursuant to Securities and Exchange Commission Rule 17a-5 is available for examination at the Company's office and at the Los Angeles Regional Office of the S.E.C.